UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           PHILLIPS PETROLEUM COMPANY
                            (NAME OF SUBJECT COMPANY
                          AND FILING PERSON (OFFEROR))

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  718507 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               J. BRYAN WHITWORTH
                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                        AND CHIEF ADMINISTRATIVE OFFICER
                           PHILLIPS PETROLEUM COMPANY
                               PHILLIPS BUILDING
                          BARTLESVILLE, OKLAHOMA 74004
                                 (918) 661-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
     TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:

                             KAREN G. KRUEGER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                           CALCULATION OF FILING FEE


      TRANSACTION VALUATION*               AMOUNT OF FILING FEE

           $93,343,223                          $18,668.64


* Calculated solely for purposes of determining the filing fee. This amount assumes that restricted stock units and new long-term incentive plan awards to purchase 1,679,288 shares of common stock, par value $1.25 per share ("Common Stock") of Phillips Petroleum Company (the "Company") will be issued pursuant to the offer. The aggregate value of the restricted stock units and the new long-term incentive plan awards to purchase Common Stock was based on the average of the high and low prices per share of Common Stock on December 13, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:      Not applicable    Filing Party:    Not applicable
    Form or Registration No.:    Not applicable    Date Filed:      Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] Third party tender offer subject to Rule 14d-1.

     [X] Issuer tender offer subject to Rule 13e-4.

     [ ] Going private transaction subject to Rule 13e-3.

     [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in "Summary Term Sheet" in the Offer to Exchange, dated December 17, 2001, and attached hereto as Exhibit (a)(1)(i) (the "Offer to Exchange"), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Phillips Petroleum Company, a Delaware corporation (the "Company"), and the address of the Company's principal executive offices is Phillips Building, Bartlesville, Oklahoma 74004. The Company's telephone number is (918) 661-6600.

     (b) This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by the Company to employees and non-employee directors of the Company who are citizens or permanent residents of the United States of America and who remain employees or non-employee directors, as applicable, on the expiration date of the Offer ("Eligible Participants") to exchange Eligible Awards for Restricted Stock Units and New LTIP Awards (as such terms are defined below). "Eligible Awards" include Eligible Shares of Restricted Stock and Eligible LTIP Awards. "Eligible Shares of Restricted Stock" are shares of restricted stock, based on common stock, par value $1.25 per share, of the Company ("Common Stock") granted to employees of the Company who are Eligible Participants under the Omnibus Securities Plan of Phillips Petroleum Company (the "Omnibus Plan"), the 1990 Stock Plan of Phillips Petroleum Company, the Incentive Compensation Plan of Phillips Petroleum Company and the 1986 Stock Plan of Phillips Petroleum Company and shares of restricted stock granted to non-employee directors of the Company who are Eligible Participants under the Phillips Petroleum Company Stock Plan for Non-Employee Directors that meet the following requirements:

     - the restrictions applicable to restricted stock do not by their terms lapse on or before expiration date of the Offer;

     - restricted stock is not forfeited in accordance with its terms on or before the expiration date of the Offer; and

     - restricted stock was granted before November 18, 2001.

"Eligible LTIP Awards" are long-term incentive plan awards, based on Common Stock, that have been granted before November 18, 2001 to employees of the Company under the Omnibus Plan for the three-year performance periods ending December 31, 2001 (Period VII), December 31, 2002 (Period VIII) and December 31, 2003 (Period IX), and are not forfeited by their terms on or before the expiration date of the Offer.

     The Company is making the Offer upon the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal (which, together, as they may be amended and supplemented from time to time, constitute the "Offer").

     For voting purposes, there were 409,129,588 shares of Common Stock outstanding at the close of business on November 30, 2001, including the 27,556,573 shares of Common Stock held by the Phillips Petroleum Company Compensation and Benefits Arrangements Stock Trust.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock on which Restricted Stock Units and New LTIP Awards Will Be Based") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person is the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange ("Information Concerning the Directors and Executive Officers of Phillips Petroleum Company") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Introduction"), Section 2 ("Expiration Date"), Section 4 ("Procedures for Tendering Eligible Awards"), Section 5 ("Withdrawal Rights"),
Section 6 ("Acceptance of Eligible Awards; Grant of Restricted Stock Units and New LTIP Awards"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Units and New LTIP Awards"),
Section 12 ("Status of Eligible Awards Acquired by the Company in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"),
Section 15 ("Extension of Offer; Termination; Amendment") and Section 17 ("Additional Information") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Awards") and in Schedule A to the Offer to Exchange ("Information Concerning the Directors and Executive Officers of Phillips Petroleum Company") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

     (e) None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Status of Eligible Awards Acquired by the Company in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Units and New LTIP Awards") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) None.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Awards") and in Schedule A to the Offer to Exchange ("Information Concerning the Directors and Executive Officers of Phillips Petroleum Company") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Awards") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Not applicable.

     (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) (1) None.

         (2) The information set forth in the Offer to Exchange under Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (3) Not applicable.

         (4) Not applicable.

         (5) None.

     (b) Not applicable.

ITEM 12.  EXHIBITS.

     (a)(1)(i)   Offer to Exchange, dated December 17, 2001.

     (a)(1)(ii)  Form of Letter of Transmittal.

     (a)(1)(iii) Form of Letter to Eligible Employees and Non-Employee Directors
                 Regarding the Offer.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Phillips Petroleum Company

                                          By:  /s/ J. Bryan Whitworth
                                            ------------------------------------
                                          Name:    J. Bryan Whitworth
                                          Title:   Executive Vice President,
                                                   General Counsel and
                                                   Chief Administrative Officer

December 17, 2001

                               INDEX TO EXHIBITS

EXHIBIT NUMBER  DESCRIPTION
--------------  -----------
(a)(1)(i)       Offer to Exchange, dated December 17, 2001.
(a)(1)(ii)      Form of Letter of Transmittal.
(a)(1)(iii)     Form of Letter to Eligible Employees and Non-Employee
                  Directors Regarding the Offer.